BALCOR/COLONIAL STORAGE INCOME FUND - 85
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190
                                 March 6, 1996


Dear Investor:

     As you know, on January 25, 1996 Public Storage, Inc. ("PSI") announced an unsolicited offer to purchase up to 69,230 (25%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund - 85 (the "Partnership") for a price of $210 per Unit. In our letter to you dated February 7, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to PSI's offer. While our position with respect to the offer has not changed, we wanted to provide you with certain additional information that may be useful to you in evaluating the offer.

     As you may recall, in our February 7 letter, we provided you with certain information regarding the Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") preliminary estimate of the value of a Unit. In addition to the information regarding the assumptions used by Darby in the February 7 letter, the General Partners believe that you may find the information contained in the attached excerpts from the Darby report useful.
As you can see, the attached excerpts summarize the valuation methodology and numbers that were used by Darby in arriving at the conclusion that the value of a Unit is $292. In evaluating such information, please keep in mind that the Darby value is not intended to be a current liquidation value; rather, it is a 5 year projection which includes projected distributions of cash flows, and therefore, may be affected by changing market conditions, economic factors, interest rates and unforseen events. If you would like a full copy of the Darby report, please contact your General Partners and one will be provided to you at no charge.

     Under the terms of PSI's offer, PSI cannot purchase any tendered Units prior to March 12, 1996. If you wish to withdraw any Units tendered to PSI at any time prior to 5:00 p.m., E.S.T., on March 12, 1996, you may do so by complying with the withdrawal procedures set forth in the PSI offer.

     Your General Partners will continue to act in the manner that they believe to be in the best interests of the Partnership and the limited partners.


Very truly yours,                            Very truly yours,

/s/James R. Pruett                           /s/Thomas E. Meador

James R. Pruett, President                   Thomas E. Meador, Chairman
Colonial Storage 85, Inc.                    Balcor Storage Partners - 85

                              VALUATION OF THE EQUITY CASH FLOWS

As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based on a ten-year moving period. This change results in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the present values of the Operating Cash Flows and the Sales Proceeds. The General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 8% of the Operating Cash Flows, and the remaining 92% is allocated to the Tax-exempt and Taxable Limited Partnership Interests on the basis of 58.13% to the Taxable Limited Partnership Interests and 41.73% to the Tax-exempt Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate.. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                    Taxable &          General
                   Tax Exempt          Partner         Total
                    ----------         -------         ------
Operating Cash
  Flows           $28,328,486       $        0    $28,328,486

Sales Proceeds     50,930,081                0     50,930,081
                   -----------      ----------    ------------
Total             $79,258,567       $        0    $79,258,567

                              CONCLUSION OF VALUE

Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.

                                  SCHEDULE C

                      SUMMARY OF FAIR MARKET CALCULATION
                               DECEMBER 31, 1995

                       Taxable &       General
                      Tax-Exempt       Partner         Total
                      ----------       -------         ------
Cash:
  Working Capital(3) $2,894,867              0    $2,894,867
  Undistributed NCR(1)        0              0             0
  Fund Admin Expenses(3,049,404)             0    (3,049,404)
                     -----------    ----------    -----------
                      $(154,537)    $        0     $(154,537)
                     -----------    ----------    -----------
Present Value of Equity
  Cash Flows:
   Operating Cash
    Flows (1)        28,328,486              0    28,328,486
   Sales Proceeds    50,930,081              0    50,930,081
                    ------------     ----------  ------------
                    $79,258,567     $        0   $79,258,567
                    ------------     ----------  ------------
Present Value of Loan
  Cash Flows:
   Operating Cash
    Flows (2)           357,289              0       357,289
   Principal
    Proceeds (2)      1,295,915              0     1,295,915
                    ------------     ----------   -----------
                     $1,653,204     $        0    $1,653,204
                    ------------     ----------   -----------

Offering Expenses             0                            0

Total Value of
 Assets             $80,757,234
                    ------------
Number of Interests     276,918
                    ------------
Value Per Interest      $291.63
                    ------------
            Rounded     $292.00
                    ------------
Adjusted Original
 Capital                $250.00
                    ------------

    (1)Current fund distributions are falling short of the L/P's cumulative preferred return rate, and are projected to continue to fall short such that cumulative return deficiencies will prohibit the GP from receiving its 10% share of NCR.

    (2)Reflects Notes taken back on sales of storage units.

    (3)As of September 30, 1995.